[Translation]


To Whom It May Concern:

                                                                    June 1, 2004


                                                        TOYOTA MOTOR CORPORATION
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                             Executive Title Change



TOYOTA MOTOR CORPORATION ("TMC") announces a prospective change in title of an executive as described below. This change will be formally determined by approval at the meeting of the Board of Directors following the Ordinary General Shareholders' Meeting to be held on June 23, 2004.

1. Change of title of a director
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           Name                   New Title                 Current Title
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Katsuhiro Nakagawa           Vice Chairman             Executive Vice President
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